February 23, 2007

Alfred C. Eckert III
Chairman
GSC Acquisition Company
500 Campus Drive, Suite 220
Florham Park, NJ 07932

RE: GSC Acquisition Company
Registration Statement on Form S-1
Amendment 1 Filed January 16, 2007
File No. 333-138832

Dear Mr. Eckert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment two from our letter of January 3, 2007, your amended and restated certificate of incorporation filed with this amendment wherein the obligation to provide conversion is "subject to the availability of lawful funds therefore." Explain this statement and the reason for inclusion in the certificate of incorporation. Explain those circumstances where conversion would not be available due to the lack of available

funds. It would appear that you have the discretion to structure a transaction in which no stockholders may elect conversion. If true, each time you mention conversion rights in the prospectus, please disclose that stockholders may not be able to elect conversion. Add disclosure to the cover page. Additionally, please provide a detailed risk factor discussing how this aspect of your offering is different from the traditional SPAC structure and the resultant risks presented to the company and its stockholders.

2. We reissue comment three from our letter of January 3, 2007. We note your response that "no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business."

   Please provide detailed disclosure regarding your view that "no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business" in light of the business activities carried out by the GSC Group, including, but not limited to the fact that you disclose "GSC Group's over 70 investment professionals will be available to us in connection with sourcing an acquisition for us."

   Affirmatively disclose all actions, direct or indirect, undertaken by all persons and entities affiliated, related, otherwise connected, working for (directly and indirectly) or on behalf of the GSC Group and all persons and entities affiliated, related, otherwise connected, working for (directly and indirectly) the three individuals you have added as directors since the time of your initial filing in order to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business. We may have further comment.

   Additionally, in light of the fact that you will not rule out an acquisition in which GSC Group has a financial interest, please provide affirmative disclosure identifying every entity in which GSC Group has a financial interest and every entity in which each of the three directors you have added since the time of your initial filing has an interest and undertake the obligation to update your Form S-1 every time such interests change and such financial interest would not specifically exclude the transaction pursuant to Article 6 Paragraph F of the Certificate of Incorporation. We may have further comment.

3. We note the reference to increasing or decreasing the size of the offering. Please confirm your understanding that a pre-effective amendment will be filed if the size of the offering is changed prior to the effectiveness of the registration statement and that Rule 424(b) would not be available for such changes known prior to the effectiveness of the registration statement.

Summary, page 1

4. We note the disclosure that you have not contacted any prospective target business. Clarify whether you have been contacted, directly or indirectly, by anyone regarding a potential target business.

5. We reissue comment seven from our letter of January 3, 2007. We note your response, particularly that you "believe that any other initial business combinations in which GSC Group has a financial interest would present significant conflicts of interest as such financial interest would not be material to GSC Group." We note that it is the materiality to GSC Acquisition Company and its public stockholders, not the materiality to the GSC Group that would appear to be at issue. Please include the portion of your response related to the excerpt quoted above and, additionally, disclose why you believe the materiality to the GSC Group, and not GSC Acquisition Company, is the threshold to consider when selecting a business combination.

    Additionally, with respect to the disclosure added to your amendment, please provide detailed disclosure with respect to how you would define "default." For example, would it include a technical, yet undeclared default? Would it be limited to situations in which default was determined by a court? Please affirmatively disclose at the beginning of your summary section why your board has determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest and the resultant conflicts of interest. We may have further comment.

6. We note your response to comment eight from our letter of January 3, 2007. Since you have determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest, please provide affirmative disclosure with respect to each business entity that the GSC Group operates through, including the "large number of investment funds" referenced in your response that would not be excluded as a target business, and undertake the obligation to update your Form S-1 every time such interests change prior to effectiveness. We may have further comment.

7. Given the disclosure that the company has not taken any actions to identify potential target businesses, the statement that the company believes "we will be able to identify a diverse array of attractive business combination opportunities that will create value for our shareholders" should be removed.

8. We note that the investment professionals of GSC Group will be available in finding an acquisition. Clarify whether any specific target businesses or information relating to specific target businesses that is known by these or any other affiliates, may be used after completion of the IPO. We may have further comment.

9. Please remove overly promotional statements, such as statements that imply GSC Group will be able to add value to this company since it has "added value to its portfolio companies," etc., throughout the prospectus.

10. We note your response to comment nine from our letter of January 3, 2007. Please include the identity of all such control or shared-control situations, along with your definition of such, that would not be excluded as a target business and undertake the obligation to update your Form S-1 every time such interests change prior to effectiveness. Additionally, in light of your control of such entities, affirmatively disclose whether you are aware of any potential opportunities regarding an initial business combination any of the identified entities. We may have further comment.

11. We note your response to comment 10 from our letter of January 3, 2007. We again note your reference to "the limited financial interest GSC Group could have in a target company" as also touched upon in your response to comment seven. Accordingly, the Staff again notes that it is the materiality to GSC Acquisition Company and its public stockholders, not the materiality to the GSC Group, that would appear to be at issue. Please include your response as disclosure and clarify the basis for your belief. Additionally, please explain why you believe such investment professionals, as well as any of the 170 other employees of the GSC Group, would be motivated to locate a target for you if they are not to receive compensation from the Company.

12. We note that one criteria used to determine the target business to acquire is based upon the ability to add value because middle market companies often lack the depth of expertise across non-core functional areas. However, this is inconsistent with the criteria that you will target businesses with experienced management teams with a proven track record. Please reconcile or advise.

13. We note your response to comment 11 from our letter of January 3, 2007 and the Form of Right of First Review Agreement filed as Exhibit 10.7. Please reconcile your disclosure that states you have already entered into the agreement or file the dated and executed agreement.

14. We note that the business opportunity right of first review agreement appears to commence this right upon the effectiveness of the registration statement. Clarify whether any business opportunities known by GCS Group or its affiliated companies prior to the effectiveness of the registration statement would be required to be presented to GCS Acquisition immediately after the effectiveness of this registration statement. We may have further comment.

The Offering, page 4

15. We note your response to comment 12 from our letter of January 3, 2007. Please disclose the reason(s) why you will not file your Amended and Restated Certificate of Incorporation until "immediately prior to the consummation of the offering." Affirmatively disclose whether you may amend the Certificate of Incorporation in any manner from the form filed as Exhibit 3.3 to Amendment 1 of your Form S-1 prior to effectiveness. If so, confirm your understanding that and amendment to the registration statement will be filed if the certificate of incorporation is amended beyond what has been filed as exhibit 3.3.

Transfer Restrictions, page 7

16. We reissue comment 14 from our letter of January 3, 2007. Please disclose the specific statutory basis for the transfers disclosed. Additionally, please reconcile with the disclosure currently found in Item 15 that your founding stockholder purchased such shares "not with a view to or for sale in connection with any distribution." File the purchase agreements as exhibits to your registration statement with your next amendment.

Risk Factors, page 18

17. We reissue comment 22 from our letter of January 3, 2007. In light of the potential for conflicts noted throughout this comment letter and the activities carried out by the GSC Group as well as the three directors you have added since the time of your initial filing, please relocate the last risk factor on page 21 to the first position your risk factors section and discuss the potential for risks inherent in your choice of initial business combination.

18. Provide clear disclosure in the risk factor subheading and narrative on page 19 discussing the warrants, that they may expire worthless.

19. Please disclose all steps the company has taken to confirm that the founding shareholder has funds sufficient to satisfy its obligations with respect to ensuring the trust account is not depleted by claims against the trust and with respect to its agreement to purchase 4 million warrants concurrent with the closing of the offering.

20. In addition, clarify whether the concurrent private placement of the 4 million warrants means the warrants will be purchased prior to the signing of the underwriting agreement or whether this will be a condition to the completion of the offering after the signing of the agreement.

21. Clarify whether the indemnification by the founding shareholder would cover situations where the waiver is not found to be valid. Provide clear disclosure as to any and all limitations on the indemnification. We note that you refer to "vendors" or a target business. Clarify whether there are claims that would no fall within this category.

22. We note your removal of the risk factor discussing competition from other blank check companies "with a business plan similar" to yours. We also note your response to comment 23 from our letter of January 3, 2007 that you have done so "to clarify who [you] believe [y]our true competitors are." However, it appears that you are organized with a greater potential for conflicts than the traditional SPAC. Accordingly, we reissue. Please include a risk factor to discuss the number of blank check companies that possess a similar operational structure and a similar degree of potential conflicts that you do. Please include such risk factor immediately behind the one requested to be moved in comment 17, above. In this risk factor provide clear disclosure of the number of SPACS currently seeking a target business, the number currently in registration and the number of companies that have or are in the process of dissolving and liquidating

23. Clearly disclose in the risk factor on page 21 discussing affiliated entities, all affiliated entities that would not be excluded from consideration as a potential target business.

24. Add a risk factor discussing the ability to obtain funding for the dissolution and liquidation of the company from the interest on the trust.

25. We note the risk factor on page 25 that some of your officers and directors may resign upon consummation of the business combination. If any of the officers and directors may remain following a business combination, provide clear risk factor disclosure and specifically name those individuals that may remain. State the potential conflicts of interest that may arise, such as through compensation or consulting arrangements that

would be entered into at the same time as the business combination agreement and the influence this may have on determining which transaction to complete.

26. We reissue comment 24 from our letter of January 3, 2007. In the second full risk factor on page 28, please discuss how you view this to be a risk with respect to the acquisition of entities that are connected to the Company's officers, directors, or the GSC Group or in which any of the Company's officers, directors, or the GSC Group has a financial interest. We note your response that "even if we were to pursue an initial business combination in which we had a financial interest, we do not expect that we would have increased access to information for purposes of conducting due diligence given the limited connections we would likely have with such a target." Please include the company's beliefs with respect to potential business combinations in which any of the Company's officers, directors, or the GSC Group has a financial interest.

Use of Proceeds, page 34

27. You disclose in a footnote that the use of proceeds are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Proposed Business, page 46

28. We note that you expect to acquire a majority interest in the target but that you may acquire a minority interest. Provide clear disclosure throughout the prospectus that you may acquire a minority interest and discuss the resultant risks to the company. Clarify how you plan to avoid falling within the Investment Company Act of 1940 if you may only acquire a minority interest. Add a separate risk factor relating to this matter. We may have further comment.

29. Clarify whether you have taken any affirmative steps in the search for a target business. This would include any notifications of contacts that a pool of capital is being raised in this offering with the intent to search for a target business after the completion of the IPO.

<u>Financial Statements</u>
<u>General</u>

30. We reviewed your response to our prior comment 27 from our letter of January 3, 2007. Your response indicates that you have no commitment related to underwriter fees and discounts to be paid in conjunction with the proposed offering. Considering your financial statements include the details of the proposed offering, it is apparent that you should also disclose the related commitment to Citigroup Global Markets and/or any other underwriter to provide complete disclosure of the offering. Please revise. Further, please file a copy of your underwriting agreement. We may have further comments.

<u>Report of Independent Registered Public Accounting Firm, F-2</u>

31. Please advise your independent accountant to revise their report to include the appropriate city and state from which the report was issued consistent with the guidance of Rule 2-02(a) of Regulation S-X.

<u>Recent Sale of Unregistered Securities</u>

32. Add disclosure regarding the sale from the founding shareholder to the three directors. Disclose the exemption relied upon and the facts supporting reliance upon the exemption.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Deanna L. Kirkpatrick (by facsimile)
        212-450-4800